Exhibit 99.2

Nano Dimension Highlights Serious Allegations Against Murchison Ltd.’s Owner, Marc Bistricer, by the Ontario Securities Commission (“OSC”)

OSC Staff Alleges that Bistricer Violated Ontario Securities Laws and Acted Contrary to Public Interest

OSC Staff Seeking Orders from Ontario Capital Markets Tribunal that:

●	Bistricer Resign from director or officer positions, and prohibits his appointment to any further positions

●	Bistricer Have OSC registration terminated

●	Bistricer Cease trading in any Securities or Derivatives

●	Bistricer Not be allowed to acquire any securities permanently

WALTHAM, Mass., March 08, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, today released a statement reiterating serious allegations made by staff of OSC in its case against Mr. Marc Bistricer (owner of Murchison Ltd.), his private holding company, Saline Investments Ltd. (part owner of Murchinson Ltd., “Saline”), and other market participants (together with Bistricer and Saline, the “respondents”) to hold them “accountable for an illegal and abusive short selling scheme that violated Ontario securities law and was contrary to the public interest”1 in connection with a private placement by a public company – Canopy Growth Corporation (“Canopy”).2 Staff of the OSC, which is Canada’s largest securities regulatory authority and similar to the U.S. Securities and Exchange Commission, published the statement of allegations on November 9th, 2022, with the next court hearing planned for March 10, 2023. Key excerpts from the OSC staff’s statement of allegations are included below:

ORDERS SOUGHT by Staff of the OSC 3

OSC staff has requested that the Ontario Capital Markets Tribunal make, among others, the following orders:

(a) “that any registration or recognition granted to the respondents under Ontario securities law be terminated or suspended or restricted for such period as is specified by the Tribunal…”

(b) “that the respondents cease trading in any securities or derivatives permanently or for such period as is specified by the Tribunal …”

(c) “that the respondents be prohibited from acquiring any securities permanently or for such period as is specified by the Tribunal.”

(d) “that … Bistricer resign any position he may hold as a director or officer of an issuer”

(e) “that… Bistricer be prohibited from becoming or acting as a director or officer of an issuer permanently or for such period as is specified by the Tribunal.”

(f) “that… Bistricer resign any position he may hold as a director or officer of a registrant,”

(g) “… Bistricer be prohibited from becoming or acting as a director or officer of a registrant permanently or for such period as is specified by the Tribunal.”

(h) “that… Bistricer resign any position he may hold as a director or officer of an investment fund manager…”

[1]	SEE APPENDIX: IN THE MATTER OF CORMARK SECURITIES INC., WILLIAM JEFFREY KENNEDY, MARC JUDAH BISTRICER AND SALINE INVESTMENTS LTD. / STATEMENT OF ALLEGATIONS. Emphases added.

[2]	The allegations made in the proceedings have not been proven yet and are contested by Bistricer and Saline.
[3]	All below: SEE APPENDIX: “IN THE MATTER OF CORMARK SECURITIES INC., WILLIAM JEFFREY KENNEDY, MARC JUDAH BISTRICER AND SALINE INVESTMENTS LTD. / STATEMENT OF ALLEGATIONS”. Emphases added

(i) “that.. Bistricer be prohibited from becoming or acting as a director or officer of an investment fund manager permanently or for such period as is specified by the Tribunal.”

(j) “that the respondents be prohibited from becoming or acting as a registrant, as an investment fund manager or as a promoter permanently…”

(k) “that the respondents pay an administrative penalty… for each failure to comply with Ontario securities law…”

(l) “that the respondents disgorge to the Ontario Securities Commission any amounts obtained as a result of the non-compliance with Ontario securities law….”

Key quotes from the statement of allegations (a complete copy of which follows at the end of this press release) include:

●	That Bistricer’s private holding company... “put up no money of its own. It simply sold Canopy shares it did not own and used the proceeds to pay for the private placement shares, the securities loan ....”

●	For Bistricer’s private holding company, “profit was over $1.27 million” in just a few days.

●	“…this type of abusive short selling may cause unwarranted price declines around the times of offerings that reduce issuers’ offering proceeds, inhibit capital formation and diminish confidence in the capital markets.”

●	“Instead of fulfilling their responsibilities, as registrants, to uphold the integrity of the capital markets… Bistricer benefitted… at the expense of those markets.”

OSC staff made the following allegations of fact:

●	“…Bistricer created and carried out an illegal and abusive short selling scheme.”

●	Bistricer and the other respondents “…devised the series of transactions to profit from an anticipated spike in demand for Canopy shares…”

●	“To engage in the transactions, Bistricer used Saline, a private holding company of which he was the sole director and officer.”

●	“Saline put up no money of its own.”

●	“Saline’s … profits were virtually risk-free.”

“Illegal distribution”

OSC staff alleged that “The series of transactions resulted in an illegal distribution of Canopy shares to the public, through the short sales.”

●	“The series of transactions ultimately resulted in the public, including retail investors, purchasing the Canopy shares that were sold short by Saline. The cash the public paid for those shares flowed through Saline to Canopy, as Canopy’s offering proceeds. This was a public offering of Canopy shares. This type of illegal distribution is sometimes called a “backdoor underwriting”.”

●	“Saline was an underwriter. As principal, it agreed to purchase shares in the private placement and securities loan with a view to distributing them through the short sales. Bistricer furthered those trades. Among other things, he structured the series of transactions, signed the private placement subscription agreement and securities lending agreement, and placed the short sale orders.”

Threatening capital market efficiency and confidence

OSC staff further alleged that:

●	“Saline’s short sales…were motivated…by the opportunity for virtually risk-free profits.”

●	“The risk-free nature of those profits is a strong incentive to make these kinds of short sales, which may prevent a stock price from rising as much as it would have without the short sales or cause that price to decline. In the absence of disclosure, other investors may believe that the market activity is being driven by an evaluation of the issuer’s merits and sell as well. This may result in further, unwarranted price declines...”

●	“Such short sales diminish the fairness, efficiency and competitiveness of, and confidence in, the capital markets.”

Failing to meet high standards of fitness and business conduct

Finally, OSC staff alleged that:

●	the other respondents “and Bistricer did not conduct themselves honestly or responsibly in accordance with the high standards applicable to registrants.”

●	“… Bistricer was registered in Ontario as the ultimate designated person of Murchinson Ltd., an Ontario portfolio manager” and as registrants, the other respondents “and Bistricer were charged with upholding the integrity of the capital markets….”

●	“Ultimate designated persons like Bistricer are responsible for promoting a culture of compliance with securities legislation. Instead of fulfilling these responsibilities, the three deployed their knowledge and skills to benefit themselves at the expense of the investing public and the capital markets.”

Ontario Securities Commission	Commission des valeurs mobilières de l’Ontario	22nd Floor 20 Queen Street West Toronto ON M5H 3S8	22e étage 20, rue Queen ouest Toronto ON M5H 3S8

IN THE MATTER OF

CORMARK SECURITIES INC., WILLIAM JEFFREY KENNEDY, MARC JUDAH BISTRICER AND SALINE INVESTMENTS LTD.

STATEMENT OF ALLEGATIONS

(Subsection 127(1) and Section 127.1 of the Securities Act, RSO 1990, c S.5)

DATED this 9th day of November 2022.

A. OVERVIEW

1. This case is being brought to hold three sophisticated market participants accountable for an illegal and abusive short selling scheme that violated Ontario securities law and was contrary to the public interest.

2. The market participants were: (a) Cormark Securities Inc. (Cormark), a registered investment dealer; (b) William Jeffrey Kennedy (commonly known as Jeff Kennedy), Cormark’s Head of Equity Capital Markets; and (c) their client Marc Bistricer, a registrant who used a private holding company, Saline Investments Ltd. (Saline), to engage in the transactions.

3. In the transactions, Saline, in anticipation of a private placement by Canopy Growth Corporation (Canopy):

(a) sold short shares of Canopy in the open market;

(b) bought an equal number of Canopy shares in the private placement;

(c) swapped the private placement shares for free-trading Canopy shares under a securities lending agreement; and

(d) used the free-trading shares to settle the short sales.

4. Saline put up no money of its own. It simply sold Canopy shares it did not own and used the proceeds to pay for the private placement shares, the securities loan and Cormark’s services. Saline’s profit was over $1.27 million.

5. The series of transactions resulted in an illegal distribution of Canopy shares in the secondary market. In addition, Cormark and Kennedy concealed the illegal short selling from their client, Canopy. They failed to deal fairly, honestly and in good faith with Canopy.

6. Besides violating Ontario securities law, the respondents acted contrary to the public interest. For example, if investment dealers like Cormark and Kennedy do not conduct themselves honestly and responsibly, issuers will not be able to trust and rely on them, and they will not be able to perform their crucial role of advancing securities offerings. In addition, this type of abusive short selling may cause unwarranted price declines around the times of offerings that reduce issuers’ offering proceeds, inhibit capital formation and diminish confidence in the capital markets. Instead of fulfilling their responsibilities, as registrants, to uphold the integrity of the capital markets, Cormark, Kennedy and Bistricer benefitted themselves at the expense of those markets.

B. FACTS

The following allegations of fact are made:

Short selling scheme

7. Cormark, Kennedy and their client Bistricer created and carried out an illegal and abusive short selling scheme.

8. They were sophisticated market participants. Cormark was a registered investment dealer. Kennedy was a director and officer of Cormark and its Managing Director of Equity Capital Markets and Operations. Bistricer was the Chief Executive Officer of a portfolio manager.

9. The three devised the series of transactions to profit from an anticipated spike in demand for Canopy shares resulting from Canopy joining the S&P/TSX Composite Index. Demand was expected to increase as index funds would want to buy Canopy shares to track the index.

10. After considering various ways to capitalize on the expected heightened demand, the three decided on a series of transactions involving a private placement, a securities loan and short sales. To engage in the transactions, Bistricer used Saline, a private holding company of which he was the sole director and officer. Saline effected the transactions on March 17, 2017, and settled them on March 22, 2017.

11. On March 17, the day Canopy joined the index, Saline entered a private placement subscription agreement with Canopy and a securities lending agreement with Goldman Holdings Ltd. (GHL), a private company that Murray Goldman, a Canopy director, used to hold his shares. In anticipation of these transactions, Saline sold short 2.5 million Canopy shares in the open market for approximately $26.76 million.

12. Three trading days later, on March 22, Saline was required to deliver free-trading shares to settle the short sales. To enable it to do so, the respondents arranged for the private placement and securities loan to close that day.

(a) In the private placement, Saline bought 2.5 million Canopy shares for $24.25 million. Canopy sold these shares to Saline under the accredited investor exemption from the prospectus requirement. As a result, the hold periods of Ontario securities law applied to them.

(b) In the securities loan, Saline swapped these restricted, private placement shares for free-trading Canopy shares. Saline provided the private placement shares to GHL as “collateral” (which GHL kept at the end of the loan). In exchange, Saline received 2.5 million free-trading Canopy shares from GHL and paid an $875,000 securities lending fee to GHL.

Finally, Saline used the borrowed, free-trading shares to settle the short sales.

13. Saline put up no money of its own. It used the short sale proceeds to pay for the private placement, the securities loan, and Cormark’s services, which cost $362,500. Saline’s profit was over $1.27 million.

14. Saline’s and Cormark’s profits were virtually risk-free. Saline entered into each transaction in contemplation of the others. It sold short when it fully expected to be able to settle the short sales with lower-cost shares acquired through the series of transactions. It was highly likely that the short sale orders would be filled because of the anticipated index fund demand. Last, Saline sold short most of the shares at the closing price. Saline could be confident in a 9% gain, because the private placement price had been previously set at a 9% discount to the closing price.

Illegal distribution

15. The series of transactions resulted in an illegal distribution of Canopy shares to the public, through the short sales. The short sales were part of a series of transactions involving a purchase and sale or a repurchase and resale in the course of or incidental to a distribution. That distribution was the private placement: a trade in securities that had not been previously issued

16. The series of transactions ultimately resulted in the public, including retail investors, purchasing the Canopy shares that were sold short by Saline. The cash the public paid for those shares flowed through Saline to Canopy, as Canopy’s offering proceeds. This was a public offering of Canopy shares. This type of illegal distribution is sometimes called a “backdoor underwriting”.

17. Saline was an underwriter. As principal, it agreed to purchase shares in the private placement and securities loan with a view to distributing them through the short sales. Bistricer furthered those trades. Among other things, he structured the series of transactions, signed the private placement subscription agreement and securities lending agreement, and placed the short sale orders.

18. Cormark and Kennedy also furthered the distribution. Their acts in furtherance included formulating the series of transactions, approaching Canopy about the private placement and securities loan and coordinating those transactions. In addition, Cormark received the short sale orders and facilitated, on behalf of Saline, the execution of the orders through exchanges such as the Toronto Stock Exchange.

19. The distribution was illegal. No preliminary prospectus or prospectus was filed and exemptions from the prospectus requirement did not apply.

Failure to deal fairly, honestly and in good faith

20. In arranging the private placement and securities loan, Cormark and Kennedy failed to deal fairly, honestly and in good faith with their client, Canopy. As a result, Canopy could not make an informed decision about whether or not to become involved in the transactions.

21. Cormark and Kennedy presented the private placement and securities loan to Canopy as ordinary-course transactions in connection with Canopy’s addition to the index, which addition would result in new, index fund demand for Canopy’s shares and an opportunity for Canopy to raise capital. According to Cormark and Kennedy: the index funds were the ultimate buyers of the private placement; Saline was facilitating their purchases by acting as an intermediate buyer in the private placement; and Saline needed the securities loan so it could deliver to the index funds free-trading shares.

22. Their description was false. Saline needed the securities loan so it could settle the short sales. Cormark and Saline made those short sales in the open market where anyone—not just index funds—could buy the shares. In fact, the purchasers included retail investors who required a prospectus.

23. Cormark and Kennedy also hid from Canopy the benefits of the transactions to Saline. They concealed the short selling that facilitated Saline’s virtually risk-free profits. They also understated the size of those profits. In discussing the securities loan with Canopy, they misrepresented the relationship between the 9% discount and the lending fee. They said that 6.5% annualized could be paid to Goldman, leaving “enough room” for a “small” discount for Saline and 1% to 1.5% commissions for Cormark. In fact, most of the profits were for Saline.

24. Cormark and Kennedy also made misleading statements about Canopy’s cost of capital—and, by implication, its net proceeds. They advised Canopy that the costs of this deal compared favourably with those of Canopy’s last deal. Their comparison omitted key information.

25. It was key that, in this deal, unlike the last, the underwriter (Saline) sold short the entire amount of the offering on the day of pricing. Those short sales may have curbed increases in, or reduced, the closing price, affecting the offering price and lowering Canopy’s net proceeds. Because Cormark and Kennedy concealed the short selling, Canopy could not assess, or even identify, this risk to itself and its shareholders.

26. Cormark and Kennedy’s dealings with Canopy were contrary to the public interest. They misrepresented the substance of the private placement and securities loan. These were not ordinary, low-cost transactions to satisfy new, index fund demand for Canopy’s shares. Instead, these were crucial steps in an illegal and abusive short selling scheme that was devised to secure virtually risk-free profits for Saline and Cormark.

27. Investment dealers and their representatives are crucial for capital formation. If they are to effectively advance securities offerings, issuers must be able to trust them and rely on them. Dishonesty like Cormark and Kennedy’s erodes the required trust. It risks the fairness, efficiency and competitiveness of Ontario’s capital markets and confidence in them, contrary to a fundamental purpose of the Securities Act (the Act).

Further conduct contrary to the public interest

28. The respondents’ conduct was abusive and contrary to the animating principles of Ontario securities law. It:

(a)	undercut the timely, accurate and efficient disclosure of information;

(b)	undermined the investor protection provided by hold periods;

(c)	threatened the efficiency of, and confidence in, Ontario’s capital markets; and

(d)	failed to meet the high standards of fitness and business conduct applicable to registrants.

Avoiding disclosure

29. The respondents sought to minimize the timely, accurate and efficient disclosure of information.

30. First, they sized the private placement to be less than 2% of Canopy’s outstanding shares so that, in their view, it was not material. As a result, neither the insider trading prohibition nor, as Cormark and Kennedy emphasized to Canopy, the material change reporting requirement, applied.

31. Nonetheless, Canopy decided to issue a news release on closing. Cormark and Kennedy prepared the first draft. It did not disclose the substance of the transactions, refer to the short selling or even name the broker, Cormark.

32. The non-disclosure reduced the risk of regulatory action. Because the entirety of the series of transactions was hidden, scrutiny by market participants and timely regulatory oversight was impossible.

33. The non-disclosure also reduced the risk of civil litigation. For example, the retail investors who purchased the short sold shares from Saline were entitled to a prospectus. Because they did not receive one, at common law, they had a right to recover the purchase price as unjust enrichment to Saline. But the retail investors never knew they had this right because the fact of the distribution was concealed. They were deprived of their rights.

Undermining investor protection

34. The series of transactions undercut the investor protection provided by the hold periods of Ontario securities law. It subverted those hold periods with the securities lending agreement.

35. Under the agreement, Saline and GHL swapped the restricted, private placement shares for free-trading ones. The agreement’s term corresponded precisely to the hold periods. When the term was up, the agreement required: (a) Saline to deliver shares to GHL to pay off the loan; and (b) GHL to deliver shares to Saline since “collateral” was no longer required. Cormark and Kennedy suggested that the agreement require this exchange of shares for “better optics”. In reality, this was not done. GHL just kept the shares it had held as “collateral” once the hold periods had expired. Further steps were unnecessary. The agreement had fulfilled its purpose. The securities loan was really a share swap to subvert the hold periods.

36. Hold periods are crucial for investor protection. They ensure that privately placed securities come to rest with purchasers who intend to invest in the issuer and prevent exactly the kind of “backdoor underwriting” exemplified by the series of transactions. Hold periods also ensure that, before the shares are resold to the public, a fresh set of financial statements and management’s discussion and analysis will be available to inform purchasers’ investment decisions. Instead, for more than three months, until the end of June 2017, the public traded in the shares in light of financial statements and management’s discussion and analysis for the period ended December 31, 2016.

Threatening capital market efficiency and confidence

37. The series of transactions threatened the efficiency of Ontario’s capital markets and confidence in them as an efficient pricing mechanism.

38. Saline’s short sales were unlikely to contribute to an efficient trading price. They were motivated not by Saline’s assessment of Canopy’s value, but by the opportunity for virtually risk-free profits. The risk-free nature of those profits is a strong incentive to make these kinds of short sales, which may prevent a stock price from rising as much as it would have without the short sales or cause that price to decline. In the absence of disclosure, other investors may believe that the market activity is being driven by an evaluation of the issuer’s merits and sell as well. This may result in further, unwarranted price declines around the times of offerings. Such price declines may reduce the proceeds shareholders receive in the secondary market. They may also reduce issuers’ offering proceeds, inhibiting capital formation. Such short sales diminish the fairness, efficiency and competitiveness of, and confidence in, the capital markets.

Failing to meet high standards of fitness and business conduct

39. Cormark, Kennedy and Bistricer did not conduct themselves honestly or responsibly in accordance with the high standards applicable to registrants.

40. Each of Cormark, Kennedy and Bistricer was registered:

(a)	Cormark was registered in Ontario as an investment dealer;

(b)	Kennedy was registered in Ontario as a dealing representative of Cormark; and

(c)	Bistricer was registered in Ontario as the ultimate designated person of Murchinson Ltd., an Ontario portfolio manager.

41. As registrants, Cormark, Kennedy and Bistricer were charged with upholding the integrity of the capital markets. Investment dealers like Cormark and representatives like Kennedy are critical gatekeepers in distributing securities to the public. Ultimate designated persons like Bistricer are responsible for promoting a culture of compliance with securities legislation. Instead of fulfilling these responsibilities, the three deployed their knowledge and skills to benefit themselves at the expense of the investing public and the capital markets.

C. BREACHES OF ONTARIO SECURITIES LAW AND CONDUCT CONTRARY TO THE PUBLIC INTEREST

42. The following breaches of Ontario securities law and conduct contrary to the public interest are alleged:

(a) the respondents distributed securities without filing a preliminary prospectus or a prospectus and without exemptions from the prospectus requirement, contrary to subsection 53(1) of the Act;

(b) Cormark and Kennedy failed to deal fairly, honestly and in good faith with their client, Canopy, contrary to section 2.1 of OSC Rule 31-505 Conditions of Registration;

(c) Kennedy authorized, permitted or acquiesced in Cormark’s non-compliance with Ontario securities law, and is deemed to have failed to comply with Ontario securities law under section 129.2 of the Act;

(d) Bistricer authorized, permitted or acquiesced in Saline’s non-compliance with Ontario securities law, and is deemed to have failed to comply with Ontario securities law under section 129.2 of the Act;

(e) as described in paragraphs 20 to 41, Cormark and Kennedy engaged in conduct warranting a public interest order under subsection 127(1) of the Act; and

(f) as described in paragraphs 28 to 30 and paragraphs 32 to 41, Bistricer and Saline engaged in conduct warranting a public interest order under subsection 127(1) of the Act.

43. These allegations may be amended, and further allegations may be made, as the Capital Markets Tribunal (the Tribunal) may permit.

D. ORDERS SOUGHT

44. It is requested that the Tribunal make the following orders:

(a) that any registration or recognition granted to the respondents under Ontario securities law be terminated or suspended or restricted for such period as is specified by the Tribunal, or that terms and conditions be imposed on the registration or recognition, pursuant to paragraph 1 of subsection 127(1) of the Act;

(b) that the respondents cease trading in any securities or derivatives permanently or for such period as is specified by the Tribunal, pursuant to paragraph 2 of subsection 127(1) of the Act;

(c) that the respondents be prohibited from acquiring any securities permanently or for such period as is specified by the Tribunal, pursuant to paragraph 2.1 of subsection 127(1) of the Act;

(d) that any exemptions contained in Ontario securities law not apply to the respondents permanently or for such period as is specified by the Tribunal, pursuant to paragraph 3 of subsection 127(1) of the Act;

(e) that Cormark submit to a review of its practices and procedures and institute such changes as may be ordered by the Tribunal, pursuant to paragraph 4 of subsection 127(1) of the Act;

(f) that the respondents be reprimanded, pursuant to paragraph 6 of subsection 127(1) of the Act;

(g) that Kennedy and Bistricer resign any position he may hold as a director or officer of an issuer, pursuant to paragraph 7 of subsection 127(1) of the Act;

(h) that Kennedy and Bistricer be prohibited from becoming or acting as a director or officer of an issuer permanently or for such period as is specified by the Tribunal, pursuant to paragraph 8 of subsection 127(1) of the Act;

(i) that Kennedy and Bistricer resign any position he may hold as a director or officer of a registrant, pursuant to paragraph 8.1 of subsection 127(1) of the Act;

(j) that Kennedy and Bistricer be prohibited from becoming or acting as a director or officer of a registrant permanently or for such period as is specified by the Tribunal, pursuant to paragraph 8.2 of subsection 127(1) of the Act;

(k) that Kennedy and Bistricer resign any position he may hold as a director or officer of an investment fund manager, pursuant to paragraph 8.3 of subsection 127(1) of the Act;

(l) that Kennedy and Bistricer be prohibited from becoming or acting as a director or officer of an investment fund manager permanently or for such period as is specified by the Tribunal, pursuant to paragraph 8.4 of subsection 127(1) of the Act;

(m) that the respondents be prohibited from becoming or acting as a registrant, as an investment fund manager or as a promoter permanently or for such period as is specified by the Tribunal, pursuant to paragraph 8.5 of subsection 127(1) of the Act;

(n) that the respondents pay an administrative penalty of not more than $1 million for each failure to comply with Ontario securities law, pursuant to paragraph 9 of subsection 127(1) of the Act;

(o) that the respondents disgorge to the Ontario Securities Commission any amounts obtained as a result of the non-compliance with Ontario securities law, pursuant to paragraph 10 of subsection 127(1) of the Act;

(p) that the respondents pay the costs of the investigation and the hearing, pursuant to section 127.1 of the Act; and

(q) such other order as the Tribunal considers appropriate in the public interest.

DATED this 9th day of November 2022.

ONTARIO SECURITIES COMMISSION
20 Queen Street West, 22nd Floor Toronto, ON M5H 3S8

Anna Huculak
Senior Litigation Counsel Tel: (416) 593-8291
Email: ahuculak@osc.gov.on.ca

Nicole Fung Litigation Counsel Tel: (416) 595-8929
Email: nfung@osc.gov.on.ca

Capital Markets Tribunal	Tribunal des marchés financiers	22nd Floor 20 Queen Street West Toronto ON M5H 3S8	22e étage 20, rue Queen ouest Toronto ON M5H 3S8

IN THE MATTER OF

CORMARK SECURITIES INC., WILLIAM JEFFREY KENNEDY, MARC JUDAH BISTRICER, and SALINE INVESTMENTS LTD.

File No. 2022-24

Adjudicator:	Timothy Moseley

November 23, 2022

ORDER

WHEREAS on November 23, 2022, the Capital Markets Tribunal held a hearing by videoconference;

ON HEARING the submissions of the representatives for Staff of the Ontario Securities Commission (Staff) and for the respondents;

IT IS ORDERED THAT:

1.	by December 23, 2022 at 4:30 p.m., Staff shall disclose to the respondents the non-privileged, relevant documents and things in Staff’s possession or control;

2.	by February 24, 2023 at 4:30 p.m., the respondents shall serve and file a motion, if any, regarding Staff’s disclosure or seeking disclosure of additional documents;

3.	by March 3, 2023 at 4:30 p.m., Staff shall: a. serve and file a witness list,
b. serve a summary of each witness’s anticipated evidence, and
c. indicate any intention to call an expert witness, including providing the expert’s name and the issues on which the expert will give evidence; and

4.	a further attendance in this matter is scheduled for March 10, 2023, at 8:30 a.m., by videoconference, or on such other date and time as may be agreed to by the parties and set by the Governance & Tribunal Secretariat.

“Timothy Moseley”

_________________

Timothy Moseley

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the date of the court hearing for the Respondents. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

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